Exhibit 4.1

DESCRIPTION OF REGISTERED SECURITIES

The following summary describes the material provisions of our common stock and the warrants that are listed on The Nasdaq Capital Market LLC.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares as part of the units to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Our common stock is listed for trading on The NASDAQ Capital Market under the symbol “BFRI”.

Warrants

The following summary of certain terms and provisions of the warrants to purchase one share of our common stock issued in connection with our initial public offering is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and Computershare Trust Company, N.A., as warrant agent, and the form of warrant, both of which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 of which this exhibit is a part. There are currently 76,620 warrants outstanding that were issued in connection with our public offering and have not been exercised.

Exercisability

The warrants are immediately exercisable at any time following the consummation of this offering and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

We will not effect the exercise of any portion of these warrants, and the holder will not have the right to exercise any portion of the warrants, and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder together with its affiliates and certain other persons specified in these warrants collectively would own beneficially in excess of 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the shares of common stock outstanding immediately after giving effect to such exercise.

Exercise Price

The exercise price per whole share of common stock purchasable upon exercise of the warrants is $100.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability

Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

The warrants offered in connection with our initial public offering are listed for trading on The NASDAQ Capital Market under the symbol “BFRIW”.

Warrant Agent

The warrants were issued in registered form under a warrant agent agreement between Computershare Trust Company, N.A., as warrant agent, and us. The warrants are represented by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction

Rights as a Stockholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Governing Law

The warrants and the warrant agent agreement are governed by New York law.

Transfer Agent

The transfer agent for our common stock and our preferred stock is Computershare, Inc.